November 21, 2005

      Mail Stop 4561

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust, Inc.
4343 Von Karman Avenue
Newport Beach, CA 92660

Re:	KBS Real Estate Investment Trust, Inc.
	Registration Statement on Form S-11/A-3
      Filed November 16, 2005
      Registration No. 333-126087

Dear Mr. Schreiber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-11
1. Please substantially revise the summary on page 4 to separate the answer to the question regarding the experience of your advisor with the answer to the question regarding the experience of your sponsor.
With respect to the experience of your sponsor, please revise to clarify that the experience you are discussing is that of your sponsor and substantially revise to briefly summarize the prior performance disclosure beginning on page 94. Please delete the names of clients of your sponsor and clients of your sponsor`s affiliates, and instead clearly identify your sponsor by name. With respect to bullet points three and four on page 5 and 58, if you choose to retain this disclosure please revise to clarify that these assets were managed pursuant to management agreements, that they are not included in prior performance discussion since these investors were not passive investors, and tell us how you valued the real estate assets in bullet point four. Further, please revise to balance any discussion of your sponsor with disclosure that it had no prior experience managing a REIT. Further, please delete your reference to this entity as a predecessor entity, since this is not a predecessor for accounting purposes nor is your Advisor an entity that is continuing the business of your sponsor.
2. We note your disclosure on page 95 that a majority of the prior funds paid asset management fees, acquisition and disposition fees and other fees based on participation interests in net cash flows after achieving a stipulated return for the investor. Please tell us which fee reflected in Table II reflects the participation interest of the sponsor and tell us the asset management fees and the participation interests and stipulated returns for the investors in each prior program.

Prior Performance Summary, beginning on page 94
3. In the second paragraph on page 97, please tell us the basis for
KBS Realty`s conclusion that it will sell the 66 remaining assets it manages at prices "substantially above their current market value."

Prior Performance Tables

Table II, page F-16

4. Please explain to us the principal reasons for the significant change in the amount of cash generated from operations prior to payments to sponsors, as it relates to separate account 12/98, which was originally $21.6 million and is now reflected at $65.6 million.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron at 202-551-3439 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3404 or me at 202-
551-
3495 with any other questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Robert H. Bergdolt, Esq. (via facsimile)




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Charles J. Schreiber, Jr.
KBS Real Estate Investment Trust, Inc.
November 21, 2005
Page 4